Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2015

( in millions, except share and per share data, unless otherwise stated)

	Particulars	Quarter ended			Nine months ended		Year ended
		December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014	March 31, 2015
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	129,516	125,668	120,851	378,890	351,466	473,180
	b) Other operating income	—	—	—	—	—	—
	Total income from operations (net)	129,516	125,668	120,851	378,890	351,466	473,180
2	Expenses
	a) Cost of materials consumed	—	—	5	1	34	34
	b) Purchase of stock-in-trade	7,599	6,241	8,928	21,840	24,933	34,454
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(583)	(836)	(1,622)	(1,322)	(2,080)	(2,588)
	d) Employee benefits expense	61,465	61,314	57,175	181,786	168,011	224,838
	e) Depreciation and amortisation expense	3,764	3,530	3,647	10,661	9,556	12,823
	f) Sub contracting/technical fees/third party application	17,410	15,880	14,137	47,851	38,908	52,303
	g) Other expenses	15,987	15,250	14,547	45,888	41,237	55,893
	Total expenses	105,642	101,379	96,817	306,705	280,599	377,757
3	Profit from operations before other income, finance costs and exceptional items (1-2)	23,874	24,289	24,034	72,185	70,867	95,423
4	Other Income	6,227	6,194	5,035	17,663	14,383	19,859
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	30,101	30,483	29,069	89,848	85,250	115,282
6	Finance Costs	1,423	1,589	810	4,298	2,687	3,599
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	28,678	28,894	28,259	85,550	82,563	111,683
8	Exceptional items	—	—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	28,678	28,894	28,259	85,550	82,563	111,683
10	Tax expense	6,248	6,486	6,228	18,679	18,369	24,624
11	Net profit from ordinary activities after tax (9-10)	22,430	22,408	22,031	66,871	64,194	87,059
12	Extraordinary items (net of tax expense)	—	—	—	—	—	—
13	Net profit for the period (11+12)	22,430	22,408	22,031	66,871	64,194	87,059
14	Share of Profit/(loss) of associates	—	—	—	—	—	—
15	Minority interest	(89)	(54)	(103)	(299)	(386)	(531)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	22,341	22,354	21,928	66,572	63,808	86,528
17	Paid up equity share capital (Face value 2 per share)	4,941	4,940	4,937	4,941	4,937	4,937
18	Reserves excluding revaluation reserves as per balance sheet of previous accounting year	403045	403,045	338,567	403,045	338,567	403,045
19	EARNINGS PER SHARE (EPS) (of 2/- each)
	Before extraordinary items
	Basic (in )	9.09	9.10	8.92	27.10	25.97	35.25
	Diluted (in )	9.07	9.08	8.88	27.05	25.85	35.13
	After extraordinary items
	(of 2/- each)
	Basic (in )	9.09	9.10	8.92	27.10	25.97	35.25
	Diluted (in )	9.07	9.08	8.88	27.05	25.85	35.13

1.	The consolidated interim financial results of the Company for the quarter and nine months ended December 31, 2015 have been approved by the Board of Directors of the Company at its meeting held on January 18, 2016. The statutory auditors have expressed an unqualified audit opinion.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net amounting to 911, 533 and 922 for the quarter ended December 31, 2015, September 30, 2015 and December 31, 2014, respectively, 2,774 and 3,343 for the nine months ended December 31, 2015 and December 31, 2014, respectively and 3,637 for the year ended March 31, 2015 and is net of excise duty amounting to Nil, Nil and Nil for the quarter ended December 31, 2015, September 30, 2015 and December 31, 2014, respectively, Nil and 2 for the nine months ended December 31, 2015 and December 31, 2014, respectively and 2 for the year ended March 31, 2015.

4.	List of subsidiaries as of December 31, 2015 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro, Inc.)			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
	Infocrossing, Inc.		USA
	Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]		USA
	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud		USA
	Services, Inc. (formerly Macaw Merger, Inc.)		USA
	Wipro IT Services, Inc.		USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A) (Formerly	Austria
		Wipro Holdings Austria GmbH) Wipro Digital Aps (A)	Denmark

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		3D Networks (UK) Limited Wipro Europe Limited ((formerly SAIC Europe Limited)) (A)	U.K. U.K.
		Wipro Promax Analytics Solutions (Europe) Limited [formerly Promax Analytics Solutions (Europe) Ltd]	UK
Wipro Cyprus Private Limited			Cyprus

	Wipro Doha LLC#		Qatar

	Wipro Technologies S.A DE C. V		Mexico

	Wipro BPO Philippines LTD. Inc		Philippines

	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

	Wipro Technologies Argentina SA		Argentina

	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp. z o. o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland

	Wipro Technologies Australia Pty Ltd (formerly Promax Applications Group Pty Ltd)		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV.		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro IT Services Ukraine LLC	Ukraine
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)	Wipro (Dalian) Limited		Singapore China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

Wipro LLC a wholly owned subsidiary of Wipro Limited has invested in Drivestream, Inc. and holds 19.02% of equity.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Promax Holdings Pty Ltd and Wipro Digital Aps are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technology Austria GmbH (Formerly Wipro Holdings Austria GmbH)		Austria
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France
Wipro Europe Limited (formerly SAIC Europe Limited)		U.K.
	Wipro UK Limited	U.K.
	Wipro Europe SARL	France
Wipro Portugal S.A.		Portugal
	SAS Wipro France	France
	Wipro Retail UK Limited	U.K.
	Wipro do Brasil Technologia Ltda	Brazil
	Wipro Technologies Gmbh	Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd	Brazil
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)		Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia
Wipro Digital Aps	Designit A/S Designit Denmark A/S Designit MunchenGmbH Denextep Consulting S.L Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd.	Denmark Denmark Denmark Germany Spain Norway Sweden Israel Japan

5.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, digital, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended December 31, 2015, September 30, 2015 and December 31, 2014, and nine months ended December 31, 2015 and December 31, 2014, and year ended March 31, 2015 is as follows:

	Quarter ended			Nine months ended		Year ended
Particulars	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014	March 31, 2015
Revenue
IT Services
BFSI	32,322	32,253	29,177	95,595	85,653	115,505
HLS	14,719	13,746	13,247	41,453	36,713	49,884
RCTG	19,158	18,112	16,005	54,650	45,951	62,209
ENU	17,708	17,664	18,637	52,949	53,792	71,229
MFG	22,683	22,562	20,718	66,769	59,721	80,303
GMT	16,557	16,091	15,661	47,932	45,933	61,050
Others	—	—	—	—	—	—

Total of IT Services	123,147	120,428	113,445	359,348	327,763	440,180
IT Products	6,503	5,442	7,740	20,119	24,552	34,006
Reconciling Items	(134)	(202)	(334)	(577)	(847)	(1,004)

Total	129,516	125,668	120,851	378,890	351,468	473,182

Segment Result
IT Services
BFSI	7,199	6,935	7,035	21,147	19,904	27,378
HLS	3,188	3,044	2,981	8,991	7,534	10,565
RCTG	3,809	3,262	3,255	10,211	9,648	13,190
ENU	3,436	3,497	4,262	10,745	13,483	17,561
MFG	4,142	4,801	4,228	13,270	12,630	17,127
GMT	3,093	3,137	3,438	8,928	10,696	13,574
Others	—	—	—	—	583	583
Unallocated	(47)	276	(458)	759	(1,606)	(2,329)

Total of IT Services	24,820	24,952	24,741	74,051	72,872	97,649
IT Products	(505)	(208)	89	(574)	316	374
Reconciling Items	(441)	(455)	(796)	(1,292)	(2,321)	(2,600)

Total	23,874	24,289	24,034	72,185	70,867	95,423
Finance Expense	(1,423)	(1,589)	(810)	(4,298)	(2,687)	(3,599)
Finance and Other Income	6,227	6,194	5,035	17,663	14,383	19,859

Profit before tax	28,678	28,894	28,259	85,550	82,563	111,683

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty amounting to Nil, Nil and Nil for the quarter ended December 31, 2015, September 30, 2015 and December 31, 2014, respectively, Nil and 2 for the nine months ended December 31, 2015 and December 31, 2014, respectively and 2 for the year ended March 31, 2015. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

g)	For evaluating the performance of the individual business segments, amortization of intangibles arising out of business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

6.	Subsequent Events

On January 18, 2016, the Board of Directors of the Company declared an interim dividend of 5 ($ 0.08) per equity share and ADR (250% on an equity share of par value of 2)

By order of the Board,	For, Wipro Limited

T K Kurien
Place: Bangalore	Executive Director &
Date: January 18, 2016	Chief Executive Officer